UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

________________________________________

XPO LOGISTICS, INC.
(Name of Issuer)

________________________________________

COMMON STOCK, Par Value $0.001 Per Share

(Title of Class of Securities)

30217Q 207

(CUSIP Number)

Jacobs Private Equity, LLC

Bradley S. Jacobs

350 Round Hill Road

Greenwich, Connecticut 06831

Telephone: (203) 413-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2021

(Date of Event which Requires Filing of this Statement)

________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Jacobs Private Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,133,201
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,133,201
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,133,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 114,599,708 shares of common stock, par value $0.001 per share (the “Shares”), of XPO Logistics, Inc. outstanding as of July 1, 2021.

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON Bradley S. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,520,617(2)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,520,617(2)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,520,617(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%(3)
14	TYPE OF REPORTING PERSON IN

(2)	Mr. Jacobs has indirect beneficial ownership of 15,133,201 Shares as a result of being the managing member of Jacobs Private Equity, LLC (“JPE”). In addition, Mr. Jacobs holds directly 387,416 Shares.

(3)	See footnote 1.

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 4 of 5

This Amendment No. 4 (this “Amendment”) amends and supplements the information set forth in the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2011, as previously amended (as amended, the “Schedule 13D”), relating to the Shares of XPO Logistics, Inc., a Delaware corporation (the “Company”), with the principal executive offices located at Five American Lane, Greenwich, Connecticut 06831. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Item 4. Purpose of Transaction.

Pursuant to an underwriting agreement, dated June 28, 2021 (the “Underwriting Agreement”), by and among the Company, Jacobs Private Equity, LLC (the “Selling Stockholder”) and Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Barclays Capital Inc., as representatives of the underwriters listed on Schedule II to the Underwriting Agreement (collectively, the “Underwriters”), the Underwriters agreed to purchase from the Company and the Selling Stockholder, and the Company and the Selling Stockholder agreed to sell to the Underwriters, an aggregate of 5,750,000 Shares at a price of $133.86 per Share (the “Offering”), after underwriting discounts and commissions in the amount of $4.14 per Share, which includes the exercise of the over-allotment option by the Underwriters. Each of the Company and the Selling Stockholder sold 2,875,000 Shares in the Offering. The sale of the Shares by the Company and the Selling Stockholder in the Offering closed on July 1, 2021. The Offering was made pursuant to the Company’s shelf registration statement on Form S-3 (file no. 333-255016), as supplemented by a prospectus supplement, dated June 29, 2021.

Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a)-(c) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the date of this Amendment, JPE beneficially owns 15,133,201 Shares. The number of Shares beneficially owned represents, for the purposes of Rule 13d-3, approximately 13.2% of the outstanding shares of voting stock of the Company based on 114,599,708 Shares outstanding as of July 1, 2021 as reported by the Company in the prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4)(5) on June 29, 2021. JPE has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the Shares described in this paragraph.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, as of the date of this Amendment, Mr. Jacobs beneficially owns 15,520,617 Shares. The number of Shares beneficially owned includes 15,133,201 Shares indirectly beneficially owned by Mr. Jacobs through JPE and 387,416 Shares directly beneficially owned by Mr. Jacobs. The total number of Shares directly and indirectly beneficially owned by Mr. Jacobs represents, for the purposes of Rule 13d-3, approximately 13.5% of the outstanding shares of voting stock of the Company based on 114,599,708 Shares outstanding as of July 1, 2021 as reported by the Company in the prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4)(5) on June 29, 2021.

Except for the foregoing and except for the sale of 347,150 Shares by the Selling Stockholder pursuant to a selling plan of the Selling Stockholder that is intended to comply with Rule 10b5-1(c) promulgated under the Exchange Act, neither Reporting Party has effected any transaction in the Shares during the past sixty days.

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2021

JACOBS PRIVATE EQUITY, LLC

By:	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs Title: Managing Member

/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs